--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1/A

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                               ----------------

                                  ALUMAX INC.
                           (NAME OF SUBJECT COMPANY)

                             AMX ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                          ALUMINUM COMPANY OF AMERICA
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  022197 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           LAWRENCE R. PURTELL, ESQ.
                          ALUMINUM COMPANY OF AMERICA
                                425 SIXTH AVENUE
                         PITTSBURGH, PENNSYLVANIA 15219

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                               ----------------

                                With copies to:
                            J. MICHAEL SCHELL, ESQ.
                            MARGARET L. WOLFF, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000

                                 MARCH 20, 1998


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 (this "Amendment") relates to the offer by AMX Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Aluminum Company of America, a Pennsylvania corporation (the "Parent"), to purchase up to 27,000,000 shares of common stock, par value $.01 per share (the "Shares"), of Alumax Inc., a Delaware corporation (the "Company"), at a price of $50.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated March 13, 1998, (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

ITEM 10. ADDITIONAL INFORMATION

  Item 10(e) is hereby amended and supplemented as follows:

  On March 18, 1998, an amended class action complaint was filed in Kwalbrun
v. Brown et al. The amended complaint adds AMX Acquisition Corp. as a defendant and alleges, among other things, that the Schedules 14D-1 and 14D-9 purportedly fail to disclose certain information necessary for the Company's stockholders to make an informed decision regarding the Offer and the other transactions contemplated by the Merger Agreement, including the following:
(i) that the Schedule 14D-9 purportedly fails to disclose the efforts made (or not made) by the Board of Directors of the Company to comply with their fiduciary duties to solicit indications of interest or competing bids from third parties in the transactions contemplated by the Merger Agreement, (ii) that no explanation or rationale is offered for the individual defendants' purported failure to explore other strategic alternatives, (iii) that the individual defendants purportedly fail to disclose the Company's rationale in directing its financial advisor not to conduct a formal auction of the Company or at least to solicit competing bids, (iv) that purportedly none of the information contained in the various documents relied upon by BT Wolfensohn in rendering its fairness opinion is provided to stockholders or accounted for in the fairness opinion of BT Wolfensohn, (v) that the Schedule 14D-9 and the fairness opinion purportedly fail to disclose what evaluation methodologies were employed by BT Wolfensohn in rendering its fairness opinion, (vi) that the Schedule 14D-1 purportedly fails to provide any information about the Company's growth and profitability, and (vii) that the Schedule 14D-9 purportedly fails to disclose any detailed or meaningful information about certain employment agreements between the Company and certain members of the Company's senior management. In addition, such amended complaint alleges that the Merger Agreement purportedly creates disabling conflicts of interest by conferring extraordinary benefits on the Company's senior management, that the individual defendants allegedly failed to act in an informed manner and to maximize stockholder value, and that the Parent allegedly aided and abetted the breaches of fiduciary duty committed by the individual defendants. The amended complaint seeks the same relief requested by the plaintiffs in the original complaint.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  Item 11 is hereby amended and supplemented by adding the following Exhibit:

  (g)(2)(i) Amended Class Action Complaint filed in Kwalbrun v. Brown et al., Court of Chancery of the State of Delaware in and for New Castle County, March 18, 1998.

                                   SIGNATURE

  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          AMX Acquisition Corp.

                                                   /s/ Richard B. Kelson
                                          By: _________________________________
                                            Name: Richard B. Kelson
                                            Title: Vice President and
                                            Treasurer

Dated: March 20, 1998

                                   SIGNATURE

  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          Aluminum Company of America

                                                   /s/ Richard B. Kelson
                                          By: _________________________________
                                            Name: Richard B. Kelson
                                            Title: Executive Vice President
                                                 and Chief Financial Officer

Dated: March 20, 1998

                                 EXHIBIT INDEX

  EXHIBIT                                                   PAGES IN SEQUENTIAL
    NO.                                                      NUMBERING SYSTEM
  -------                                                   -------------------
 (g)(2)(i) Amended Class Action Complaint filed in
           Kwalbrun v. Brown et al., Court of Chancery of
           the State of Delaware in and for New Castle
           County, March 18, 1998.